

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

March 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 10, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Archimedes Tech SPAC Partners Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one subunit and one-quarter of one warrant

Subunits included as part of the units, each consisting of one share of common stock, $0.0001 par value, and one-quarter of one warrant

Common Stock, par value $0.0001 per share

Redeemable warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery